



06013218

File: 082-04144

May 03, 2006

Re: Rule 12g3-2(b) – Submission by ~~Anadolu Efes~~ Erciyas Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

SUPPL

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding its Board of Directors' dividend distribution proposal to the General Assembly.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

PROCESSED
MAY 11 2006
THOMSON
FINANCIAL

Ahmet Boyacıoğlu
Efes Beer Group President
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.







THE BOARD OF DIRECTORS' DIVIDEND DISTRUBUTION PROPOSAL TO THE GENERAL ASSEMBLY

In its meeting dated 27.04.2006 (today) our Board of Directors resolved to propose to the General Assembly "from 2005 profits of our Company, distribution of gross cash dividends of 85% based on the paid-in capital and accordingly payment of gross 850 TL cash dividends per each share of 1,000 TL nominal value representing our paid-in capital (for 10 shares of 1,000 TL nominal value gross 0,0085 YTL)".

The net amount, for gross 850 TL per each share of 1,000 TL nominal value will be 778 TL (for 10 shares of 1,000 TL nominal value net 0,00778 YTL)

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr



File: 082-04144

May 03, 2006

Re: Rule 12g3-2(b) – Submission by Anadolu Efes Biracılık ve Malt Sanayii A.Ş.



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding its invitation to the Ordinary General Assembly.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,



Ahmet Boyacıoğlu
Efes Beer Group President
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.





EFES BEVERAGE GROUP / ANADOLU EFES

GENERAL RELEASE TO THE PUBLIC

APRIL 27TH, 2006



In its meeting dated 27.04.2006 (today) our Board of Directors resolved with unanimous decision of the attendees that "Based on the Company's 2005 calendar year operations, the Annual Ordinary General Assembly is to be held on 15th May 2006 Monday at 14:00 at the address "Esentepe Mahallesi, Anadolu Caddesi No:3 Kartal/İstanbul" with the agenda set forth below, the related announcement is to be made and all the necessary steps to be taken as required by the Turkish Commercial Code, the Articles of Association as well as other related regulations to materialize and finalize the meeting."

Annual Ordinary General Assembly Agenda

1. Election of the Board of the Assembly and authorization of the Board of the Assembly to sign the Minutes of the Meeting on behalf of the General Assembly.

2. Reading out and discussion of the reports of the Board of Directors, Board of Auditors and the Independent External Audit Company.

3. Reading out and discussion of the Consolidated Income Statement and Balance Sheet for 2005 calendar year prepared in accordance with International Financial Reporting Standards (as per the regulations of CMB).

4. Decision on the proposal of the Board of Directors on distribution of profits.

5. Approval of the new members of the Board of Directors in place of those who resigned during the year.

6. Decision to acquit the members of the Board of Directors and Board of Auditors.

7. Decision to change the Company's Articles of Association according to the enclosed draft amendment, as per the approvals of the Capital Markets Board and the Ministry of Industry and Trade.

8. Election of the new members of the Board of Directors in place of those whose terms of office have expired and determine the terms of office and remuneration.

9. Election of the new members of the Board of Auditors in place of those whose terms of office have expired and determine the terms of office and remuneration.

10. Information to be given to the shareholders on the donations made by the Company in 2005.

11. Authorization of the members of the Board of Directors as per Articles 334 and 335 of the Turkish Commercial Code.

12. According to the Capital Markets Board communiqué regarding "External Independent Audit", the decision for approval of the selection by the Board of Directors of the external audit company.

13. Closing.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Old Version

OBJECTIVES AND FIELDS OF BUSINESS:

Article 4: The Company has been founded for the following purposes:

(a) To manufacture malt and beer, and to this end, to produce, manufacture and sell beer yeast, malt extract, pulp, carbon dioxide, ice and other beverages, edible barley and other by-products, and plastic beer and beverage crates and other plastic materials and items, and to import and export all and any commercial and industrial products and materials in strict compliance with the applicable laws and regulations.

(b) To establish, own, lease and operate factories and plants for the above outlined purposes.

(c) To establish, own, lease and operate cold stores and to engage in storage and warehousing business.

(d) To open and operate stores, shops and sales outlets for sale of its products, and promote and advertise its products.

The Company may found new companies or acquire shares in the existing companies, local or foreign, active in the same fields of business with the Company or engaged in other fields of business.

The Company may purchase, hire, lease, sell or otherwise dispose of all types of real estate, securities and ships, for its own objectives and within its fields of business. Without operating as a brokerage and securities portfolio management businesses, the Company may purchase and sell or otherwise trade all types of stock certificates, bonds, debentures and other securities, and may pledge or otherwise encumber them.

Subject to special situations, with making the required disclosures upon the demand of the Capital Markets Board in order to inform its investors, the Company may establish mortgages on its own real estates and ships as a security for repayment of its own debts or the debts of third persons, accept mortgages to secure its receivables, and likewise, the Company may pledge its personal properties as a security for

New Version

OBJECTIVES AND FIELDS OF BUSINESS:

Article 4: The Company has been founded for the following purposes:

(a) To manufacture malt and beer, and to this end, to produce, manufacture and sell beer yeast, malt extract, pulp, carbon dioxide, ice and other beverages, edible barley and other by-products, and plastic beer and beverage crates and other plastic materials and items, and to import and export all and any commercial and industrial products and materials in strict compliance with the applicable laws and regulations.

(b) To establish, own, lease and operate factories and plants for the above outlined purposes.

(c) To establish, own, lease and operate cold stores and to engage in storage and warehousing business.

(d) To open and operate stores, shops and sales outlets for sale of its products, and promote and advertise its products.

The Company may found new companies or acquire shares in the existing companies, local or foreign, active in the same fields of business with the Company or engaged in other fields of business.

The Company may purchase, hire, lease, sell or otherwise dispose of all types of real estate, securities and ships, for its own objectives and within its fields of business. Without operating as a brokerage and securities portfolio management businesses, the Company may purchase and sell or otherwise trade all types of stock certificates, bonds, debentures and other securities, and may pledge or otherwise encumber them.

Subject to special situations, with making the required disclosures upon the demand of the Capital Markets Board in order to inform its investors, the Company may establish mortgages on its own real estates and ships as a security for repayment of its own debts or the debts of third persons, accept mortgages to secure its receivables, and likewise, the Company may pledge its personal properties as a security for

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

repayment of its own debts or the debts of third persons, and may restrict its properties with commercial enterprise pledges, and may accept pledges in favor of the Company. The Company may give or receive all types of cash or non-cash guarantees and sureties in favor of third parties. The Company may further give or receive all types of personal guarantees or guarantees in kind, and may take all actions in relation therewith, for the purpose of securitization and collection of its receivables, claims and rights.

With the intention of procuring a continuous, cost-efficient and regular supply of electrical energy for use in production of its products, and of vapor heat energy required in the production process, for its own objectives and within its own fields of business, the Company may build, establish, operate and run complete co-generation power plants, together with their accessories, and may sell the surplus energy generated therein, and may participate in auto-producer companies dealing with generation of energy, providing, however, that it does not ever deal with brokerage and securities portfolio management businesses.

If at any time it is deemed useful for the Company to enter into any sector or industry other than the above listed fields of business, the Company may engage in such other fields of business by a decision of its General Assembly of Shareholders upon a proposal of the Board of Directors. However, such a decision requires an amendment to this Articles of Association and it is subject to approval, registration and announcement pursuant to the relevant provisions of the Turkish Commercial Code and the Capital Markets Law.

repayment of its own debts or the debts of third persons, and may restrict its properties with commercial enterprise pledges, and may accept pledges in favor of the Company. The Company may give or receive all types of cash or non-cash guarantees and sureties in favor of third parties. The Company may further give or receive all types of personal guarantees or guarantees in kind, and may take all actions in relation therewith, for the purpose of securitization and collection of its receivables, claims and rights.

May operate in compliance with the applicable rules and regulations governing the electricity market, mainly with the intention of supplying the electricity and thermal energy for its own requirements under an auto-producer licence, to build a production plant, to produce electricity and thermal energy, in case of surplus production, within the framework of the afore mentioned rules and regulations, to sell the produced electricity and thermal energy and/or capacity to other corporate persons or free consumers holding a license and it may, as long as it does not involve commercial purposes, to procure every kind of equipment and fuel for the electricity production plant.

If at any time it is deemed useful for the Company to enter into any sector or industry other than the above listed fields of business, the Company may engage in such other fields of business by a decision of its General Assembly of Shareholders upon a proposal of the Board of Directors. However, such a decision requires an amendment to this Articles of Association and it is subject to approval, registration and announcement pursuant to the relevant provisions of the Turkish Commercial Code and the Capital Markets Law.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr